CHASE BANK USA, NATIONAL ASSOCIATION

201 North Walnut Street

Wilmington, Delaware 19801

December 30, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michelle Stasny

Re:	Chase Issuance Trust
Registration Statement No. 333-192048 (the “Registration Statement”)

Ladies and Gentlemen:

Chase Bank USA, National Association (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. on January 2, 2014, or as soon thereafter as practicable.

In making this request, the Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

CHASE BANK USA, NATIONAL ASSOCIATION, as depositor into the Chase Issuance Trust

By:	/s/ David A. Penkrot
	Name:	David A. Penkrot
	Title:	Senior Vice President